Exhibit 1.01
Conflict Minerals Report
Pacific Sunwear of California, Inc. (the “Company,” “PacSun,” “we,” “us,” or “our”) has included this Conflict Minerals Report as an exhibit to its Form SD for the period from January 1, 2014 through December 31, 2014, as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is June 1, 2015.
As used herein, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals finance or benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals, and (3) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this Report. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this Report or to reflect the occurrence of unanticipated events.
Overview
PacSun is a leading specialty retailer rooted in the action sports, fashion and music influence of the California lifestyle. We sell a combination of branded and proprietary casual apparel, accessories and footwear designed to appeal to teens and young adults. As of the date of this Report, the Company operates approximately 604 stores in all 50 states and Puerto Rico.
We are required to make a filing under the Conflict Minerals Rule because, during the period from January 1, 2014 to December 31, 2014 (the “Relevant Period”), we contracted to manufacture certain products (our “In-Scope Products”) which contained Conflict Minerals that were necessary to the functionality or production of the In-Scope Products (“Necessary Conflict Minerals”). However, Conflict Minerals constitute only a small portion of the materials content of the In-Scope Products and a significant portion of our products do not contain any Conflict Minerals. For the Relevant Period, we determined that the majority of our products (by product numbers and by units produced) did not contain Conflict Minerals and were not in-scope for purposes of our compliance with the Conflict Minerals Rule.
Our Conflict Minerals Policy
PacSun supports ending the violence and human rights abuses taking place in the DRC and its adjoining countries. We are committed to ensuring that any Conflict Minerals contained in our In-Scope Products are sourced from conflict free sources that do not fund armed conflict. We also take seriously our compliance obligations under the Conflict Minerals Rule. To these ends, we have adopted and communicated to our suppliers and the public a company policy (the "Conflict Minerals Policy") for the supply chain of Conflict Minerals. Our Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers of In-Scope Products:

•	Use materials that are "DRC conflict free," within the meaning of the Conflict Minerals Rule, in the products they sell to PacSun;

•
Adopt policies and management systems that are consistent with the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the "OECD Guidance");

•	Complete the PacSun Conflict Minerals Questionnaire in a timely manner; and

•	If requested, provide supporting documentation.
Our Conflict Minerals Policy indicates that, in the event that PacSun determines that a supplier’s efforts to comply with the Conflict Minerals Policy have been insufficient, or the supplier fails to cooperate in developing and implementing reasonable steps to comply, PacSun maintains the right to take appropriate actions up to and including discontinuing the business relationship with the supplier.
Reasonable Country of Origin Inquiry Information
We conducted a reasonable country of origin inquiry with respect to the necessary Conflict Minerals contained in our In-Scope Products for 2014. Our outreach included 129 direct suppliers (the "Suppliers") that we identified as having provided us with In-Scope Products that contain Necessary Conflict Minerals. We determined which of our products were In-Scope Products through product specifications, discussions with our merchants, visual inspection, supplier inquiries and other information known to us. We also examined the degree of influence that we had over the materials, parts, ingredients and components of the products.
Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we were required to conduct due diligence for 2014. These due diligence efforts are discussed in this Conflict Minerals Report.
For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence.
Due Diligence Program Design
We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the OECD Guidance (Second Edition 2013).
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. The headings in the summary of our due diligence program execution below conform to the headings used in the OECD Guidance for each of the five steps.
Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence efforts, we performed the following measures in respect of the Relevant Period and/or such measures are part of our due diligence program design, as applicable. These were not all of the measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.

1.	OECD Guidance Step One: "Establish strong company management systems"

a.
We maintained a team of senior staff under our Senior Vice President and General Counsel who is charged with managing our Conflict Minerals compliance strategy. The following functional areas were represented on the working group: compliance; internal audit; legal; and supply chain. Selected internal personnel, including members of our Men’s and Women’s merchant teams, were educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

b.	We utilized a questionnaire based on the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative (the "CFSI") to identify smelters and refiners in our supply chain.

c.
We maintained procedures to maintain business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, on a computerized database.

d.	We furnished our the Suppliers with an introductory letter containing a link to third-party materials describing the Conflict Minerals Rule and various aspects of compliance relating to the rule.

e.	We have a Conflict Minerals Policy, as described earlier in this Report.

f.
We have web-based, telephonic and email mechanisms for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy. Such information can be accessed on our website, pacsun.com, under the link entitled “Social Responsibility.”

2.	OECD Guidance Step Two: "Identify and assess risk in the supply chain"

a.
We requested by email that the Suppliers provide us with information, through the completion of our questionnaire, concerning the usage and source of Conflict Minerals in the In-Scope Products, as well as information concerning their related compliance efforts. We also permitted Suppliers to provide a response by submitting a completed CFSI Conflict Minerals Reporting Template. We followed up by email or phone with all Suppliers that did not respond to the request within the specified time frame.

b.
We reviewed the completed responses received from Suppliers. We followed up by email or phone with all Suppliers that submitted an incomplete response or a response that we believed contained errors or inaccuracies or that otherwise provide a written response determined not to be suitable by us, in each case requesting them to submit a revised response. We followed up with other Suppliers where deemed appropriate by us.

c.	Based on the information furnished by our Suppliers and other information known to us, we assessed the risks of adverse impacts.

3.	OECD Guidance Step Three: "Design and implement a strategy to respond to identified risks"

a.	Our Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to our Senior Vice President and General Counsel.

b.	We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

4.	OECD Guidance Step Four: "Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain"

In connection with our due diligence, to the extent that smelters and refiners are identified to us. we utilize information made available by the CFSI concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step 5: "Report on supply chain due diligence"

We have filed a Form SD and this Conflict Minerals Report for the Relevant Period with the Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.
Product Information
Due to the challenges of tracing a multi-tier supply chain, for the Relevant Period, we were unable to determine the origin of the Necessary Conflict Minerals in our In-Scope Products. For the Relevant Period, In-Scope Products consisted of products in the categories listed below. Not all of the products in these categories were In-Scope Products.

1.	Apparel (pants, shorts, skirts, dresses, shirts, blouses, sweaters, etc.) that contains functional buttons, rivets and zippers

2.	Bags and purses

3.	Belts and wallets

4.	Cosmetics and fragrances

5.	Footwear

6.	Headwear (hats, headscarves, hair pins, hair holders)

7.	Jewelry

8.	Scarves

9.	Selected other miscellaneous apparel and accessory items

10.	Cell phone cases, ear buds and charging devices

For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended January 31, 2015 (the “Annual Report”). The information contained in the Annual Report is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Report or the Form SD.
For the Relevant Period, none of our In-Scope Products were determined by us to support conflict (i.e., to contain necessary Conflict Minerals that directly or indirectly financed or benefited an armed group in the DRC or an adjoining country). However, we did not conclude that any of our In-Scope Products were "DRC conflict free." An "armed group" under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.
We endeavored to determine the mine or location of origin of the Necessary Conflict Minerals contained in our In-Scope Products by requesting that the Suppliers provide us with a completed questionnaire concerning the source of the Conflict Minerals in the components and products sourced from them, and through the other measures described in this Report.
Additional Risk Mitigation Efforts

We intend to take the following additional steps in 2015 to mitigate the risk that our Necessary Conflict Minerals benefit armed groups:

1.	Engage with Suppliers that provided incomplete responses or that did not provide responses for during the Relevant Period to help ensure that they provide requested information for 2015;

2.	Monitor and encourage the continuing development and progress of traceability measures at suppliers;

3.
Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance; and

4.	Participate in selected industry initiatives to identify smelters and refiners in the supply chain.

All of the foregoing steps are in addition to the steps that we took during the Relevant Period, which we intend to continue to take in 2015 to the extent applicable.

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